BlackRock MuniYield Michigan Quality Fund II, Inc. (the, “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of (i) the Registrant's Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the State Department of Assessments and Taxation of Maryland on April 23, 2013 and (ii) the Amendment to the Notice of Special Rate Period for the Registrant’s Series W-7 Variable Rate Demand Preferred Shares, dated April 23, 2013 and filed with the Registrant's books and records are attached under sub-item 77Q1(a).